Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation

SEC Registration Statement No.: 333-198642

The following excerpts relating to Old National Bancorp’s (“Old National’s”) pending acquisition of Founders Financial Corporation (“Founders”) are from the transcript of a conference call held by executive officers of Old National on October 27, 2014 in connection with Old National’s announcement of its financial results for the quarter ended September 30, 2014. Excerpts from the slide presentation used on the conference call which relate to the pending acquisition were previously filed on October 27, 2014 by Old National pursuant to Rule 425 under the Securities Act of 1933, and the transcript excerpts should be read in conjunction with those materials.

Additional Information for Shareholders of Founders Financial Corporation

The information in this transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-198642) that includes a Proxy Statement of Founders and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on September 23, 2014. A definitive Proxy Statement/Prospectus was mailed to Founders shareholders on or about September 29, 2014. Founders shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Old National and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Lynell Walton, Old National Bancorp Investor Relations Director:

…Also in the 3rd quarter – actually combined with our 2nd quarter earnings call – we announced our intent to acquire Founders Financial Corporation in Grand Rapids, Michigan. We were happy to announce in an 8-K last Friday that we have received the necessary regulatory approval on this transaction...

Chris Wolking, Old National Bancorp Senior EVP and CFO:

…Adjusted YTD net income is up 7.6% compared to this period last year. With the anticipated closings of our acquisitions of Lafayette Savings Bank in Lafayette, Indiana later this year and Founders Bank in Grand Rapids, Michigan early next year, and our continued attention to reducing operating expenses and maintaining quality credit, we expect the trend in adjusted income to continue…

…We expect additional merger and acquisition costs in the fourth quarter in the range of $3.5 to $4 million as we progress through our United Bank integration and prepare for the closings and conversions of Lafayette Savings Bank and Founders Bank…

Bob Jones, Old National Bancorp President and CEO:

…As Lynell mentioned in her opening comments, we will close on Lafayette Savings Bank November 1 and feel very good about where we are in the process. Last Thursday we received approval from our regulators on our partnership with Founders in Grand Rapids. We are well positioned with project teams in place and feel we are off to a good start. Laurie Beard and Greg Conway are providing excellent leadership and their teams are in a good place. We have not experienced any loss of talent in the market…

Questions & Answers

Q: John Moran, Macquarie Capital Securities

…The last one out of me… the Founders transaction. With the approval in hand, I think last call the timing on this one you guys had said sometime in the first half of 2015. With everything kind of lined up in terms of regulatory approval at this point… can you narrow that at all? Is it fair to think that that’s coming in first quarter?

A: Bob Jones:

… Actually, I’m working with Laurie Beard and Greg Conway and their team. I think the good news is we were very, very pleased to get regulatory approval as quickly as we did. I want to work with Laurie and Greg and their board and their counsel to see the proper time to close. We’ll work through that. So, I would anticipate… first quarter would be ideal for us, but again, we’ve got to work with Laurie and her team…

Q: Taylor Brodarick, Guggenheim Securities

…On slide 19, looking at the contribution for United… is there an opportunity on the insurance side, and I’m just curious generally on the fee-based business…

A: Bob Jones:

…we have a real opportunity in Michigan for our insurance franchise. We’re actively looking at opportunities to either look at producers or potential other partnerships in the market, but with great receptivity from our folks in the market. I’m actually leaving this afternoon to go to an all-hands meeting with the insurance group. Part of that mission is to say we’ve got great opportunities in Michigan. I think for the other fee-based business, as wealth, obviously Founders has a huge platform there, a large platform at UBT. So I think where our opportunity is, is in the Kalamazoo market and those areas, but we think there are good opportunities. Obviously, with Tower we have a great team there and we’re actually seeing new opportunities and new sales. I’m very encouraged by those.

The other side, our investment business, we just hired a regional sales manager for the investment group with a long history of experience and actually a former Old Kent person and we like former Old Kent folks…so we’ve got opportunities to add investment reps in both Kalamazoo, up in Founders. Founders did not have investment reps, and then obviously expanding and continuing in Ann Arbor. So, none of that as you all know is built into our models as we talk about these partnerships, but early on we’re very excited about these opportunities.

Q: Taylor Brodarick:

…One last one for me… so 3.5 to 4 acquisition in 4Q, anything in 1Q or just an update on that…?

A: Chris Wolking:

Well, a lot of it depends on how much we can take care of in the 4th quarter and how quickly these closings come around, but there’s going to be obviously some as we work through the conversions in the first half of next year.

A: Bob Jones:

I think as you look at the amount for the 4th quarter… if we close Founders in that… I think modeling somewhere in that same range of 3 to 5 is not abnormal. If we close after the end of the year then we’re going to have to take those charges in the first quarter…

Q: Peyton Green, Sterne Agee:

Sorry if I missed this, but I was just wondering if you could maybe mention, if you do get the Founders acquisition closed in early 1Q, when could you convert it?

A: Bob Jones:

Probably in the second quarter or so of 2015. Again, I’ve got to work with Laurie and her team so they’re prepared. We’ve got our project teams in place, but you know, once we have that information, we’ll get it out to you. We were very pleasantly surprised to hear that we got regulatory approval as quickly as we did so a nice problem to have is that your scrambling to catch up a little bit…

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Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National’s pending mergers with LSB Financial Corp and Founders. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the pending mergers might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder approval for the pending merger with Founders might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this transcript, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.